EXHIBIT 4.3(b)


                         AMENDMENT NO. 1 TO RIGHTS AGREEMENT


               WHEREAS, Atmos Energy Corporation ("Atmos") and First National Bank of Boston ("Bank of Boston") are parties to that certain Rights Agreement dated April 27, 1988 (the "Rights Agreement"); and

               WHEREAS, Atmos and the Bank of Boston desire to amend the Rights Agreement;

               NOW, THEREFORE, effective as of August 10, 1994, the Rights Agreement is hereby revised and amended in the following respects;

               1. Section 11(a)(i) is amended by adding the following language at the end of the first sentence of such Section:

                    "; provided, however, that if the record date for any such dividend, subdivision, combination or reclassification shall occur prior to the Distribution Date, the Company shall make an appropriate adjustment to the Purchase Price (taking into account any additional Rights which may be issued as a result of such dividend, subdivision, combination or reclassification), in lieu of adjusting (as described above) the number of Common Shares (or other capital shares, as the case may be) issuable upon exercise of the Rights."

               IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be duly executed and their respective corporate seals to be hereunto affixed and attested, all as of August 10, 1994.

                                             ATMOS ENERGY CORPORATION
          ATTEST:


          BY: /s/ Glen A. Blanscet           By: /s/ Ronald L. Fancher
              --------------------------         --------------------------
             Glen A. Blanscet, Secretary       Ronald L. Fancher, President
                                                and Chief Executive Officer


                                             FIRST NATIONAL BANK OF BOSTON
          ATTEST:


          BY: /s/ David Cosden               By: /s/ Colleen H. Shea
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